Exhibit 77 E

On February 3, 2004, Longleaf Partners Small-Cap
Fund and Southeastern Asset Management,
 Inc. were named in a Complaint filed by
 The MONY Group, Inc. (MONY) in the
 US District Court for the Southern District of New York alleging that Southeastern and the Small-Cap Fund had violated Sections 14(a)
and 13(d) of the Securities Exchange Act of 1934 with respect to their activities opposing the proposed acquisition of MONY by AXA Financial.
 Southeastern and the Small-Cap Fund believe that their actions have been lawful and intend to vigorously defend the lawsuit. The Complaint seeks injunctive relief and attorney?s fees, and has not otherwise sought specific money damages.
 However, in view of the very early stages of this matter and the inherent uncertainties of litigation, the outcome of the case cannot be predicted at this time, and the amount of potential loss, if any, cannot be reasonably estimated.